Sub-Item 77D:
Policies with respect to securities investments
On September 24, 2010, the investment
objective and main investment strategies of the Old Mutual Analytic Fund (the Fund) were modified. Specifically, the Funds investment objective and main investment strategies were changed to seek to obtain long-term capital appreciation from hedged equity investments with less risk than a fully invested, unhedged equity portfolio.